McDonnaugh Securities LLC

SEC ID # 8-70018

Statement of Financial Condition

For the Year Ended

June 30, 2025

With

Report of Independent Registered Public Accounting Firm

(Filed pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934 as a PUBLIC Document)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70018

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCDONNAUGH SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2425 GRAND AVENUE
(No. and Street)

BALDWIN	NY	11510
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KRISTINA BACH	914-907-4271	kristina@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AKRAM & ASSOCIATES PLLC
(Name – if individual, state last, first, and middle name)

206 HIGH HOUSE ROAD - SUITE 106	CARY	NC	27513
(Address)	(City)	(State)	(Zip Code)

04/22/2014	5961
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ANDRE MCDONNAUGH_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____MCDONNAUGH SECURITIES LLC_____, as of _____JUNE 30_____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO

Christopher G. Duffy 10/10/25
Christopher G. Duffy
New York Notary Public
01DU6023197 Nassau County
Term Expires April 19, 20 26

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Akram & Associates, PLLC
206 High House Rd, Suite 106
Cary, NC 27513
T 919.377.1097
www.aifundservices.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
McDonnaugh Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McDonnaugh Securities, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the Financial Statement, the Company has incurred net losses from operations since inception that raises substantial doubt about its ability to continue as a going concern. The Company's plans in regard to this matters are also described in Note 3. The Financial Statement do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of Matter

As discussed in Note 2 of this Financial Statement, the Company's sole member deposited $30,000 with a broker in the prior year, which was not recorded in the prior year Financial Statement. This adjustment was made in the Financial Statement for the year ended June 30, 2025. Our opinion is not modified with respect to this matter.

Other Matter

The Financial Statements of the Company for the year ended June 30, 2024, were audited by another auditor, who expressed an unmodified opinion on those statements on October 11, 2024.

Akram & Associates PLLC

We have served as the Company's auditor since 2025.

Cary, North Carolina
October 10, 2025

McDonnaugh Securities LLC
Statement of Financial Condition
As of June 30, 2025

Assets		
Cash	$	50,425
Commissions receivable		49,163
Receivable from clearing broker		107,579
Prepaid expenses		1,935
Total assets		209,102
Liabilities and Member's Equity		
Liabilities		
Accrued expenses		24,638
Commissions payable		14,543
Due to clearing broker		9,690
Due to affiliate		9,551
Total liabilities		58,422
Member's Equity		150,680
Total Liabilities and Member's Equity	$	209,102

See accompanying notes to Statement of Financial Condition

McDonnaugh Securities LLC
Notes to Statement of Financial Condition
June 30, 2025

1. **Organization**

   McDonnaugh Securities LLC (the "Company") is a Delaware limited liability company, that was organized on July 2, 2018. The Company is a single member limited liability company located in Baldwin, New York.

   The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's membership with FINRA was approved on October 7, 2020. Under the limited liability company structure, the member's liability for the Company's losses, debts, and obligations is generally limited to its capital contributions.

   The Company's primary business activities consist of operating as an introducing broker-dealer, engaging in securities transactions for customers on a fully disclosed basis through its clearing brokers, and retailing mutual funds, corporate debt securities, and corporate equity securities over the counter. The Company does not carry customer accounts on its books, as all customer accounts are maintained by the clearing brokers.

2. **Prior Period Adjustment**

   In June, 2024 the Company's Member deposited $30,000 with Velocity Clearing LLC ("Velocity"). This deposit was not recorded on the financial statements for the year ended June 30, 2024, and therefore improperly excluded from beginning equity.

3. **Liquidity and Funding Plan**

   The accompanying Statement of Financial Condition has been prepared on a going concern basis under the assumption that the business will continue for at least thirteen months from the date of issuance, in this case November 10, 2026. The Company has sustained losses for each year since inception and has relied on contributions of capital from its member in order to continue operations and maintain sufficient net capital.

   The Company began generating revenues during the fourth quarter of its most recent year ended June 30, 2025. Although there is inherent uncertainty in the Company's projected operating results, and the Member's ability to meet the Company's funding needs, the Company has identified strategies to improve revenues and reduce costs if necessary.

   The Company's member is committed to funding the company, if needed, through at least November 10, 2026.

4.   **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying Statement of Financial Condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP).

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash
The Company maintains its cash account at a single commercial bank located in the United States. Throughout the year ended June 30, 2025, the Company's cash balance was fully protected by the Federal Deposit Insurance Corporation ("FDIC") insurance coverage of $250,000.

Revenues
The Company follows the guidance provided by ASC Topic 606, Revenue from Contracts with Customers. The Company recognizes revenue at a point in time.

The Company charges commissions when it buys and sells securities on behalf of its customers through its clearing brokers. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that its performance obligations are satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes
The Company is a disregarded entity for income tax purposes as its results of operations are included in the income tax returns of its sole member. As of June 30, 2025, the Company has not recognized any contingencies in the Statement of Financial Condition related to uncertain tax positions. There are no uncertain tax positions requiring disclosure.

Evaluation of Subsequent Events
The Company has evaluated subsequent events through October 10, 2025, the date the Statement of Financial Condition was available for issuance. From July 1, 2025 through October 10, 2025, the Company had capital contributions of $10,000 and capital withdrawals of $19,500.

McDonnaugh Securities LLC
Notes to Statement of Financial Condition
June 30, 2025

5. **Segment Reporting**

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, (the "Update") which enhances segment reporting disclosures. The update was implemented for the year ended June 30, 2025.

The Company currently operates in one business segment which represents principally all of the Company's activity as a securities broker-dealer. The Company, a technology-enabled brokerage firm, operates as a non-exchange member and a fully disclosed introducing broker-dealer effecting transactions in listed securities through exchange members, brokering online transactions using mobile technology in corporate OTC equities, brokering sales of corporate debt securities, and retailing mutual funds.

The Company has identified its Chief Executive Officer ("CEO") as the Chief Operating Decision Maker ("CODM"), who uses revenues and various key performance metrics to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and liquidity for operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

6. **Clearing Broker**

The Company maintains fully disclosed clearing arrangements with Velocity Clearing LLC ("Velocity") and Interactive Brokers LLC ("IB").

Receivable from clearing broker
Amounts receivable from clearing broker represent cash balances held at broker. In the normal course of business, substantially all of the Company's trade transactions are transacted with the Company's broker, Velocity Clearing LLC. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill the contractual obligations on its behalf. The Company's management monitors the financial condition of such broker, and does not anticipate any losses from this counterparty. As of June 30, 2025, the Company had $107,579 receivable from clearing broker.

6.   **Clearing Broker (continued)**

Commissions receivable from clearing broker
This represents the amount due from the Company's clearing brokers for commissions earned by the Company. The Company is entitled to the commissions when customers execute trades through the Company, and the clearing brokers settle the transactions.

Commission revenues are remitted by Velocity and IB to the Company generally in the month following when such revenues are earned. As of June 30, 2025, the revenues due from clearing brokers was $49,163, all of which was scheduled to be received within thirty days of year-end and was therefore considered an allowable asset for net capital computation purposes under SEC Rule 15c3-1.

Due to clearing broker
Amounts due to clearing broker represent a debit balance at Interactive Brokers LLC. The Company established a relationship with IB at inception. The debit balance arose as a result of monthly minimum fees. Since the Company now has an active relationship with Velocity, it expects to satisfy the debit balance, and terminate the relationship. The amount due to IB at June 30, 2025 was $9,690.

The Company records an allowance for credit losses, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments– Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets. The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters. There was no allowance for credit losses as of June 30, 2025 as the Company expects to receive the commission receivable in full.

7.   **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025, the Company had net capital of $148,745, which was $143,745 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 39.28%.

8.   **Related Party Transactions – Allocated Expenses**

The Company has an expense sharing agreement with an affiliated entity ("Affiliate") under common ownership.   The Company's share of occupancy, office, and telecommunications totalled $8,628 for the year ended June 30, 2025. The Affiliate also paid $7,750 in professional fees on the Company's behalf. The amount payable to the Affiliate at June 30, 2025 was $9,551. The owner of the Company and the Affiliate waived the Company's payment of $6,843 of these costs, which was accounted for as a Member contribution during the year ended June 30, 2025.